SHORE BANCSHARES, INC.

28969 Information Lane

Easton, Maryland 21601

August 17, 2018

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Shore Bancshares, Inc.

Withdrawal of Acceleration Request

Registration Statement on Form S-3

File No. 333-225614

Dear Sir/Madam:

Reference is made to our letter, filed as correspondence via EDGAR on August 15, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, August 17, 2018 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at that time and we hereby formally withdraw such request for acceleration of the effective date.

If you have any questions regarding this request, please telephone Kevin Houlihan or Shawn Turner at (202) 955-3000 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Lloyd L. Beatty, Jr.
Lloyd L. Beatty, Jr.
President and Chief Executive Officer